Exhibit 99.38

DHX MEDIA LTD.

NOTICE OF ANNUAL MEETING OF SHAREHOLDERS

December 11, 2013

The annual meeting (the “Meeting” ) of the holders of Common Shares in the capital of the Company (the “Common Shares” ) and Preferred Variable Voting Shares in the capital of the Company (the “PVVS” and, together with the Common Shares, the “Shares” ) of DHX Media Ltd. ( “DHX” ) will be held at The Halifax Club, 1682 Hollis Street, Halifax, Nova Scotia on December 11, 2013 at 10:30 a.m. (Halifax time) for the following purposes:

1.	To receive and consider the audited financial statements of the Company for the fiscal year ended June 30, 2013, together with the auditors report thereon;

2.	To elect directors for the ensuing year;

3.	To re-appoint PricewaterhouseCoopers, LLP as the auditors of the Company and to authorize the directors to fix the remuneration to be paid to the auditors; and

4.	To transact such other business as may properly come before the meeting or any adjournment thereof.

The specific details of the matters to be put before the Meeting are set forth in the accompanying Circular.

If you are a registered holder of Shares, you are requested to complete, sign, date and return to Computershare Investor Services Inc. (“Computershare”), the transfer agent and registrar of DHX, the enclosed form of proxy whether or not you are able to attend the Meeting in person. All instruments appointing proxies to be used at the Meeting must be deposited with Computershare, 100 University Avenue, 9th Floor, Toronto, Ontario, M5J 2Y1 not later than 10:30 a.m. (Halifax time) on December 9, 2013, the second last business day preceding the date of the Meeting or with the Chair of the Meeting prior to the commencement of the Meeting on the date of the Meeting, and any instruments appointing proxies to be used at any adjournment or postponement of the Meeting must be so deposited at least 48 hours (excluding Saturdays, Sundays and holidays) prior to the time set for such adjournment or postponement of the Meeting or with the Chair of the adjourned or postponed Meeting prior to the commencement of the Meeting on the date of the Meeting.

If you are a non-registered holder of Shares (for example, if you hold Shares in an account with a broker, dealer or other intermediary), you should follow the voting procedures described in the voting instruction form or other document accompanying the Circular or call your broker, dealer or other intermediary for information on how you can vote your shares.

The board of directors of the Company has fixed November 6, 2013 as the record date for the determination of holders of DHX Shares entitled to receive notice of and vote at the Meeting. Any persons who were not holders of DHX Shares and who acquired Shares after the record date will not be entitled to receive notice of the Meeting, and any shareholder who acquired Shares after the record date will not be entitled to vote those Shares at the Meeting. For the purposes of the Meeting, each holder of Common Shares will be entitled to one vote for each Common Share held. If necessary, the PVVS will be voted in accordance with the PVVS Shareholder Agreement (defined below).

By order of the board of directors

(signed)	Mark Gosine
EVP, Legal Affairs, General Counsel & Corporate Secretary